Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of DarioHealth Corp. (the “Company”) is a summary only and pertains to the Company’s common stock and preferred stock, which are the Company’s only securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is not complete and is subject to and qualified by the applicable provisions of the Delaware General Corporation Law as well as provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”), which is filed as exhibits to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 2, 2026and is incorporated by reference herein, and By-laws, as amended (the “By-laws”), which is filed as exhibits to the Company’s Current Report on Form 8-K filed with the SECon April 19, 2024, and is incorporated by reference herein.

Common Stock

Pursuant to the Company’s Charter, the Company is authorized to issue up to four hundred million (400,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”).

The Common Stock is traded on The Nasdaq Capital Market under the symbol “DRIO.”

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law, all voting rights, subject to the preferential rights of any outstanding preferred stock, are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one vote, including in all elections of directors. The Company does not have a classified board of directors (the “Board”).

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of legally available funds therefore. The Company has not declared any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no cumulative voting rights and no preemptive or other rights to subscribe for shares of the Company.

There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

The Company is permitted to issue, and has from time to time, issued warrants and options to purchase shares of the Common Stock, as well as restricted stock units.

Preferred Stock

Pursuant to the Company’s Charter, the Company is authorized to issue, up to five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

There can be one or more series of Preferred Stock. The Company can establish from time to time the number of shares to be included in each such series, as well as fix the designation and any preferences, conversion and other rights and limitations of such series. These rights and limitations may include voting powers, limitations as to dividends, and qualifications and terms and conditions of redemption of the shares of each such series.

Anti-Takeover Effects of the Company’s Charter and By-Laws

In addition to provisions under Delaware law, the Company’s Charter and By-Laws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Charter and/or By-Laws, as applicable, among other things:

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provide that special meetings of stockholders may only be called by our Chairman, Chief Executive Officer and/or President or other executive officer, our Board or a super-majority (66 2/3%) of our stockholders;
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provide that our Board or a super-majority of our stockholders (66 2/3%) may amend our bylaws;
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provide the Board with the exclusive authority to fix the number of directors constituting the whole Board; and
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provide that vacancies on the Board may be filled by a majority of directors then in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring the Company, even if doing so would be beneficial to the Company’s stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in its policies, and to discourage some types of transactions that may involve an actual or threatened change in control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for shares of the Company’s Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of the Company’s Common Stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the Company’s management.